

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2017

Andrii Guzii
President
Strong Solutions, Inc.
2/13 Korolenko str.
Kharkov, Ukraine 61000

> **Re:** **Strong Solutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed September 8, 2017**
> **File No. 0-55819**

Dear Mr. Guzii:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Financial Information, page 14

1. We note the response to our prior comment 12. Please delete the remaining references to "this offering."

Results of Operations for the Year ended December 31, 2106 and December 31, 2015, page 17
Results of Operations for the six months ended June 30, 2017 and 2106, page 17

2. We have considered your response to comments 7 and 8. We note from your response to comments 13 and 14 that your operations depend upon unrecognized and unrecorded services, property and equipment contributed to you by Andrii Guzii, your controlling shareholder. In accordance with Instruction 3 to paragraph 303(a) of Regulation S-K, please expand the discussion of your results of operations. Focus specifically on contributed services and property and equipment that would cause your reported financial

Andrii Guzii
Strong Solutions Inc.
September 15, 2017
Page 2

information not to be necessarily indicative of your future operations and future financial condition.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3.   Please provide an updated auditors' report covering the revised financial statements for the years ended December 31, 2015 and 2016.

Financial Statements

4.   We note from your response to comment 13 that the equipment you rent to Markus is owned by Andrii Guzii and provided to you without charge. We also note from your response to comment 14 that Andrii Guzii devotes significant unrecognized time servicing Protel Management for you. Please revise your financial statements to include all expenses incurred by your controlling shareholder on your behalf. Contributed goods, services, and rented property and equipment should be reported as expenses and contributed capital, at fair value, in your historical financial statements. We refer you to the guidance in SAB Topic 1:B.

Note 8 – Related Party Transactions, pages F-9 and F-17

5.   Please revise your related party disclosures to address all material goods, services, and the use of plant property and equipment contributed to you by Andrii Guzii, your controlling shareholder.

Note 2 – Going Concern, pages F-6 and F-14

6.   We reiterate comment 15. Please expand your disclosures regarding uncertainty about the registrant's ability to continue as a going concern to include the disclosures required by ASC 205-40-50-12, 205-40-50-13 and 205-40-50-14, as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, Paul Fischer, Attorney Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Jackson Morris, Esq.